

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

   Re: **Shearson American REIT, Inc.**
      Form 10
      Filed July 9, 2010
      File No. 000-29627

Dear Mr. Williams:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Duc Dang

          Duc Dang
          Special Counsel